Filed Pursuant to Rule 433

Registration Statement Number 333-179678

June 26, 2012

COMCAST CORPORATION

$1,000,000,000 3.125% NOTES DUE 2022

$1,250,000,000 4.650% NOTES DUE 2042

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Cable Guarantors:	Comcast Cable Communications, LLC Comcast Cable Holdings, LLC Comcast MO Group, Inc. Comcast MO of Delaware, LLC

Issue of Securities:	3.125% Notes due 2022 4.650% Notes due 2042

Denomination:	$2,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	The Company intends to use the proceeds from this offering, after deducting fees and expenses, for working capital and general corporate purposes, which may include repayment, in July 2012, of its 6.625% senior notes due May 2056 ($575 million principal amount outstanding) and repayment of its 10.625% senior notes due July 2012 ($202 million principal amount outstanding)

Indenture:	Indenture dated as of January 7, 2003 by and among the Company, the cable guarantors named therein and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of March 25, 2003 by and among the Company, the cable guarantors named therein and the Trustee, and as further supplemented by the Second Supplemental Indenture dated as of August 31, 2009 by and among the Company, the Cable Guarantors and the Trustee

Trustee:	The Bank of New York Mellon

Expected Ratings: [1]	Moody’s: Baa1; S&P: BBB+; Fitch: BBB+

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Co-Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

RBS Securities Inc.

Sumitomo Finance International Plc

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

DnB NOR Markets, Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Allen & Company LLC

Gleacher & Company Securities, Inc.

Junior Co-Managers:	Loop Capital Markets, LLC The Williams Capital Group, L.P. Drexel Hamilton, LLC MFR Securities, Inc. Samuel A. Ramirez & Co., Inc.

Trade Date:	June 26, 2012

Settlement Date:	July 2, 2012 (T+4)

Recent Developments:	Our NBCUniversal segments reported a 34.3% increase in total operating income before depreciation and amortization (“operating cash flow”) for the three months ended March 31, 2012, compared to the pro forma combined results for the three months ended March 31, 2011. As previously disclosed, we currently expect NBCUniversal’s operating cash flow for the six months ended June 30, 2012 to be flat to slightly down from the prior year six month pro forma combined results. The prior year’s second quarter included favorable results from two movies, Fast Five and Bridesmaids, and a large content licensing deal, whereas NBCUniversal’s current quarter will reflect negative results from Battleship and 5-Year Engagement, and a somewhat lower contribution from cable networks, as NBCUniversal continues to invest in original and sports content.

3.125% Notes Due 2022

Aggregate Principal Amount:	$1,000,000,000

Maturity:	July 15, 2022

Interest Rate:	3.125% per annum, accruing from July 2, 2012 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2013

Pricing Benchmark:	UST 1.750% due May 2022

UST Spot (Yield):	101-01+ (1.635%)

Spread to Benchmark:	+150 bps

Yield to Maturity:	3.135%

Makewhole Redemption:	The 3.125% Notes due 2022 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 25 basis points, plus in each case accrued interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 3.125% Notes due 2022 may be issued. The 3.125% Notes due 2022 and any additional 3.125% Notes due 2022 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP Number:	20030N BD2

Public Offering Price:	99.914% plus accrued interest, if any, from July 2, 2012

Gross Spread:	0.450%

Net proceeds to Comcast, before expenses:	99.464% per $1,000 principal amount of Notes due 2022; $994,640,000 total

4.650% Notes Due 2042

Aggregate Principal Amount:	$1,250,000,000

Maturity:	July 15, 2042

Interest Rate:	4.650% per annum, accruing from July 2, 2012 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2013

Pricing Benchmark:	UST 3.125% due February 2042

UST Spot (Yield):	108-17 (2.705%)

Spread to Benchmark:	+195 bps

Yield to Maturity:	4.655%

Makewhole Redemption:	The 4.650% Notes due 2042 are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 30 basis points, plus in each case accrued interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 4.650% Notes due 2042 may be issued. The 4.650% Notes due 2042 and any additional 4.650% Notes due 2042 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP Number:	20030N BE0

Public Offering Price:	99.918% plus accrued interest, if any, from July 2, 2012

Gross Spread:	0.875%

Net proceeds to Comcast, before expenses:	99.043% per $1,000 principal amount of Notes due 2042; $1,238,037,500 total

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Citigroup Global Markets Inc. at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or Wells Fargo Securities, LLC at 1-800-326-5897.

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